
12060566

BB 4/4/10

OMB APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: April 30, 2013
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SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
05 REGISTRATIONS BRANCH

NAME OF BROKER - DEALER:

optionsXpress, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 West Monroe Street, Suite 1000
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald L. Wetzel (312) 267-6407
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BB 4/5

OATH OR AFFIRMATION

I, Ronald L. Wetzel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to optionsXpress, Inc. (the Company) as of and for the year ended December 31, 2011, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

State of Illinois
County of Chicago

Signature

Chief Financial Officer
Title

Subscribed and sworn (or affirmed) before me on this 28th day of February, 2012, by ______________________
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


OFFICIAL SEAL
M. E. CREMIN
Notary Public - State of Illinois
My Commission Expires May 27, 2015

Signature ______________________

OPTIONSXPRESS, INC.

(SEC. I.D. NO. 8-52354)

Statement of Financial Condition as of
December 31, 2011, and Independent Auditors'
Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
optionsXpress, Inc.

We have audited the accompanying statement of financial condition of optionsXpress, Inc. (the "Company"), a wholly owned subsidiary of optionsXpress Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation, as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of optionsXpress, Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.



February 28, 2012

OPTIONSXPRESS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011 (In thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	53,308
Cash segregated and on deposit for regulatory purposes		942,315
Receivables from brokers, dealers, and clearing organizations		31,549
Receivables from brokerage clients - net		176,755
Equipment and office facilities - net		8,551
Goodwill		62,824
Other assets		1,900
Receivables from affiliates		8,474
Total assets	$	1,285,676
Liabilities and Stockholder's Equity		
Payables to brokers, dealers, and clearing organizations	$	7,021
Payables to brokerage clients		1,086,564
Current and deferred income taxes payable		13,909
Accrued expenses and other liabilities		14,332
Payables to affiliates		1,580
Total liabilities		1,123,406
Stockholder's equity:		
Common stock, 25,000,000 shares authorized $0.01 par value per share; 1,000 shares issued and outstanding	$	-
Additional paid-in capital		141,430
Retained earnings		20,840
Total stockholder's equity		162,270
Total liabilities and stockholder's equity	$	1,285,676

See notes to statement of financial condition

1. Basis of Presentation

optionsXpress, Inc. (the "Company") follows United States generally accepted accounting principles (GAAP), including certain accounting guidance used by the brokerage industry.

2. Organization and Nature of Business

The Company provides internet-based option, stock, mutual fund, fixed income, and futures brokerage services to retail clients located throughout the United States and certain foreign countries. The Company is a wholly-owned subsidiary of optionsXpress Holdings, Inc. (the "Parent"), which is a wholly-owned subsidiary of The Charles Schwab Corporation (CSC).

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities Investor Protection Corporation (SIPC), the National Securities Clearing Corporation and the Depository Trust Company (together, the "Depository Trust & Clearing Corporation" or DTCC), and the Options Clearing Corporation (OCC). The Company is also a member of various exchanges, including the Chicago Board Options Exchange (CBOE), C2 Options Exchange, Inc., American Stock Exchange, International Securities Exchange, BATS Z-Exchange, Inc., NYSE Arca Exchange, NASDAQ Stock Market, and NASDAQ OMX PHLX, Inc.. In addition, the Company is registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company provides clearing and execution services for its clients and the clients of its affiliates, brokersXpress, LLC, optionsXpress Europe, B.V., optionsXpress Australia, Pty Limited, and optionsXpress Singapore Pte. Ltd. As the clearing broker, the Company maintains custody and control over the assets in those client accounts and provides back office functions, including: maintaining client accounts; extending credit in margin accounts; settling stock and bond transactions with the DTCC and option transactions with the OCC; settling trading revenue and clearing fees; preparing client trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the client; possession or control of client securities, safeguarding client funds and transmitting tax accounting information to the client and to the applicable tax authorities; and forwarding prospectuses, proxies, and other shareholder information to clients. The Company also provides clearing services to an affiliate, OX Trading LLC. The Company clears all of its U.S. futures accounts transactions as a non-clearing futures commission merchant through an omnibus account arrangement with a clearing futures commission merchant.

On September 1, 2011, CSC completed its acquisition of all of the outstanding common shares of the Parent. The Parent continues as a wholly-owned subsidiary of CSC. As a result of the acquisition, all of the direct and indirect subsidiaries of the Parent, including the Company, have become indirect subsidiaries of CSC.

3. Summary of Significant Accounting Policies

Use of Estimates — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions regarding the valuation of goodwill, the capitalization of internally developed software and other matters affecting the statement of financial condition and the accompanying notes presented. Actual results could differ from management's estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include deposits with banks, money market funds, and commercial paper.

Cash Segregated and On Deposit for Regulatory Purposes — Cash segregated and on deposit for regulatory purposes consist of interest-bearing cash deposits from clients' security accounts held in a special reserve bank account according to Rule 15c3-3 of the Securities Exchange Act of 1934, and interest-bearing cash deposits that have been segregated or secured for the benefit of futures clients according to the regulations of the CFTC governing a futures commission merchant.

Securities Borrowed and Securities Loaned — Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded to ensure full collateralization.

Client Transactions — Client asset and liability balances related to their securities activity, excluding futures activity, are recorded on a settlement-date basis. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected in the statement of financial condition. Client asset and liability balances related to futures activities, are recorded on a trade-date basis.

Receivables from Brokerage Clients — Receivables from brokerage clients include margin loans to clients and are recorded net of an allowance for doubtful accounts. Appropriate reserves are established for receivables from brokerage clients that are unsecured or partially secured.

Equipment and Office Facilities — Equipment and office facilities consist of furniture and equipment, leasehold improvements, and computer software. Equipment and office facilities are carried at cost, less accumulated depreciation and amortization. The Company depreciates all furniture and equipment on a straight-line basis over a period between three and five years based on the expected life of the asset purchased. The Company depreciates all leasehold improvements on a straight-line basis over the lesser of the expected life of the asset or the life of the respective lease. Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs by the lessor.

The Company capitalizes costs associated with software developed for internal use. Capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software and payroll for employees directly associated with, and who devote time to, the development of

the internal-use software. Costs incurred in the development and enhancement of the software that does not meet the capitalization criteria are expensed as incurred. Capitalized internal and purchased software costs are amortized on a straight-line basis over three years. The Company periodically reviews these capitalized costs for impairment.

Goodwill and Intangible Assets — The Company has recorded goodwill to the extent that the purchase price of a business acquisition has exceeded the fair value of the net identifiable tangible and intangible assets of the acquired business. The Company tests goodwill for impairment on an annual basis, or whenever events and circumstances indicate that the carrying value may not be recoverable. The Company's annual impairment testing date is May 1st. The Company did not recognize any goodwill impairment for the year ended December 31, 2011. The Company's intangible assets that were acquired from a previous business acquisition were fully amortized as of December 31, 2011.

Income Taxes — The Company files a consolidated income tax return with its Parent. Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities using the currently enacted tax rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

Uncertain tax positions are initially recognized in the financial statements when it is more likely than not that the positions will be sustained upon examination by the tax authorities.

4. New Accounting Standards

Adoption of New Accounting Standards

Goodwill Impairment Test: In December 2010, the Financial Accounting Standards Board (FASB) issued new guidance on when to perform the second step in the two-step goodwill impairment test, which is effective for all goodwill impairment tests performed after January 1, 2011. Specifically, if the carrying value of a reporting unit, as computed in step one of the goodwill impairment test, is zero or negative, step two must be performed when it is "more likely than not" that goodwill is impaired; under these circumstances, entities can no longer assume that no impairment exists because fair value, as computed in step two, would generally be greater than zero. The adoption of this new guidance did not have a material impact on the Company's financial position.

New Accounting Standards Not Yet Adopted

Testing Goodwill for Impairment: In September 2011, the FASB issued new guidance allowing companies to consider qualitative factors before performing a quantitative assessment when determining whether goodwill is impaired, which is effective for goodwill impairment tests performed after January 1, 2012. Specifically, there is no longer a requirement to perform the two-step goodwill impairment test unless the entity determines that based on qualitative factors, it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The adoption of this new guidance is not expected to have a material impact on the Company's financial position.

(In thousands, except per share amounts or as noted)

5. Receivables from Brokerage Clients

Receivables from brokerage clients are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts was not material at December 31, 2011. Receivables from brokerage clients consist primarily of margin loans to brokerage clients. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the statement of financial condition.

6. Receivables from Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations consisted of the following at December 31, 2011:

Deposits with clearing organizations	$	20,473
Deposits for securities borrowed		8,723
Other receivables from brokers, dealers and clearing organizations		2,353
Total receivables from brokers, dealers, and clearing organizations	$	31,549

7. Equipment and Office Facilities

Equipment and office facilities consisted of the following at December 31, 2011:

Furniture and equipment	$	17,122
Computer software		16,247
Leasehold improvements		4,113
		37,482
Less accumulated depreciation and amortization		(28,931)
Total equipment and office facilities - net	$	8,551

8. Goodwill

The Company has recorded goodwill of $62,824 related to previous acquisitions. In performing the annual goodwill impairment test, the Company utilized quoted market prices of the Parent's common stock to estimate the fair value of the Parent as a whole. The estimated fair value was then allocated to the Parent's subsidiaries, including the Company, based on operating revenues, and was compared to the carrying value of the subsidiary.

9. Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers and clearing organizations at December 31, 2011 consisted of the following:

Deposits for securities loaned	$	5,530
Payable for securities failed to receive		1,491
Total payables to brokers, dealers, and clearing organizations	$	7,021

(In thousands, except per share amounts or as noted)

10. Payables to Brokerage Clients

The principal source of funding for the Company's margin lending is cash balances in brokerage client accounts, which are included in payables to brokerage clients. Cash balances in interest-bearing brokerage client accounts were $951,715 at December 31, 2011.

11. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following at December 31, 2011:

Accrued liabilities	$ 9,520
Accrued compensation	3,792
Other	1,020
Total accrued expenses and other liabilities	$ 14,332

12. Taxes on Income

Deferred tax assets (liabilities) were comprised of the following at December 31, 2011:

Deferred tax assets:	
Employee compensation, severance, & benefits	$ 2,162
Reserves and allowances	1,618
State and local taxes	102
Total deferred tax assets	3,882
Deferred tax liabilities:	
Depreciation and amortization	(3,298)
Capitalized internal-use software development costs	(1,256)
Other	(386)
Total deferred tax liabilities	(4,940)
Deferred tax liability - net	$ (1,058)

On December 31, 2011, the Company did not have any unrecognized tax benefits. Currently, the Company estimates that the balance of the unrecognized tax benefits will not significantly change during 2012. The Company believes it is no longer subject to U.S. federal and state income tax examinations for the years prior to 2007.

13. Fair Values of Assets and Liabilities

Fair value is defined as the price that would be received to sell or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input required judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. The Company did not transfer any assets or liabilities between Level 1 and Level 2 during the year ended December 31, 2011.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. This category includes commercial paper.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company did not have any financial assets or liabilities utilizing Level 3 during the year ended December 31, 2011.

Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include commercial paper, which are included in cash equivalents. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. At December 31, 2011, the Company did not adjust prices received from independent third-party pricing services. Liabilities recorded at fair value are not material and therefore not included in the following table.

(In thousands, except per share amounts or as noted)

The following table presents the fair value hierarchy as of December 31, 2011, for assets measured at fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level3)	Balance at Fair Value
Assets				
Cash Equivalents:				
Commercial paper	$ -	$ 48,910	$ -	$ 48,910
Total	$ -	$ 48,910	$ -	$ 48,910

Fair Value of Assets and Liabilities Not Recorded at Fair Value

Other cash equivalents, receivables, payables, and accrued expenses and other liabilities include cash and highly liquid investments, receivables and payables from/to brokers, dealers and clearing organizations, receivables and payables from/to brokerage clients, and drafts, accounts, taxes, interest, and compensation payable. Assets and liabilities in these categories are short-term in nature and accordingly are recorded at amounts that approximate fair value. There were no significant changes in these methodologies or assumptions during the year ended December 31, 2011.

14. Commitments, Contingent Liabilities, and Off-Balance Sheet Risk

Commitments — The Company enters into agreements to purchase telecommunications and data services from various service providers. These agreements expire on various dates through September 2015. The fixed and determinable portions of these obligations are $1,609 for the year ending December 31, 2012, $609 for the year ending December 31, 2013, $600 for the year ending December 31, 2014, and $450 for the year ending December 31, 2015.

Credit Facility — CSC provides the Company with an unsecured $100 million credit facility, which is scheduled to expire in December 2014. Borrowings under this facility do not qualify as regulatory capital for the Company. There were no funds drawn under this facility as of December 31, 2011.

General Contingencies — The Company extends margin credit and leverage to its clients, which are subject to various regulatory and clearing firm margin requirements. Margin credit balances are collateralized by cash and securities in the clients' accounts. Leverage involves securing a large potential future obligation with a lesser amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, clients who utilize margin credit or leverage and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company is exposed to credit risk when its clients execute transactions, such as short sales of options and equities or futures transactions that can expose them to risk beyond their invested capital. In addition, the Company may be obligated for margin extended to the Company's clients by its third-party clearing agent on futures positions.

The margin and leverage requirements that the Company imposes on its client accounts meet or exceed those required by various regulatory requirements and Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable since the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices.

As a result, the Company is exposed to significant off-balance sheet credit risk in the event client collateral is not sufficient to fully cover losses that clients may incur. In the event clients fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the clients' obligations. The Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying statement of financial condition.

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the securities values on a daily basis, and by requiring additional collateral as needed.

At December 31, 2011, customer margin securities of $270,746 and stock borrowings of approximately $4,597 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had utilized a portion of these available securities as collateral for OCC margin requirements, customer short sales and securities lending transactions totaling $146,321 at December 31, 2011.

Legal Contingencies — In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, and after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

Regulatory Matters: The Company has received a Wells notice from SEC staff and has been similarly notified by Chicago Board Options Exchange staff of potential enforcement action for alleged violations of SEC Regulation SHO (short sale delivery rules) in connection with certain customer trading activities, and potential violations of the broker-dealer registration requirements in connection with an unregistered affiliate. The Company is in discussions with regulators to resolve these matters, and has recorded a contingent liability associated with these matters at December 31, 2011.

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss for these items to be remote.

(In thousands, except per share amounts or as noted)

Guarantees — The Company clears its clients' futures transactions on an omnibus basis through a futures commission merchant. The Company has agreed to indemnify its third-party clearing broker and its clearing futures commission merchants for losses that they may sustain for the client accounts introduced to them by the Company. The Company provides guarantees to its clearing organizations and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees have been recognized in the accompanying statement of financial condition.

15. Employee Retirement Plan

Prior to CSC's acquisition of the Parent, the Company maintained a 401(k) savings plan covering all eligible employees of the Company. As of September 1, 2011, this plan was frozen and a request to terminate the plan is pending with the Internal Revenue Service. The Company did match certain employee contributions and made other additional contributions to this plan.

Upon completing three months of consecutive service, employees of the Company may participate in CSC's qualified retirement plan, the SchwabPlan ® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

16. Employee Stock Purchase Plan

Prior to CSC's acquisition of the Parent, the Parent maintained a stock purchase plan that offered its employees the opportunity to purchase the Parent's stock at a 5% discount.

Under CSC's Employee Stock Purchase Plan (ESPP), eligible employees can purchase shares of CSC's common stock using amounts withheld through payroll deductions, subject to limitations. Payroll deductions are accumulated during six-month offering periods that start each year on February 1st and August 1st. Share purchases are made on the last trading day of each three-month purchase period within the offering period. The three-month purchase periods end on January 31st, April 30th, July 31st, and October 31st of each year. The purchase price for each share of common stock is 85% of the fair market value of the shares on the last trading day of the purchase period. At December 31, 2011, CSC had 45 million shares reserved for future issuance under the ESPP.

17. Stock Incentive Plans

Prior to CSC's acquisition of the Parent, the Parent maintained three equity incentive plans: the 2001 Equity Incentive Plan, the 2005 Equity Incentive Plan, and the 2008 Equity Incentive Plan (collectively, the Plans). All of the options outstanding pursuant to the equity incentive plans at August 31, 2011 were options to buy common stock of the Parent. Under the terms of the Plans, the Parent granted eligible employees, directors, and other individuals performing services for the Company, various equity incentive awards up to 3,750,000 shares of options, restricted stock, or deferred shares. No restricted stock had been issued under any of the Plans.

As of CSC's acquisition date, the equity incentive plans discussed above were terminated and replaced with the CSC's stock incentive plans discussed below.

Stock Incentive Plans – Consolidated CSC Information

Employees, officers, and directors of the Company participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2011, CSC was authorized to grant up to 52 million common shares under its existing stock incentive plans.

As of December 31, 2011, there was $192 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock options, restricted stock awards, and restricted stock units, which is expected to be recognized through 2016 with a remaining weighted-average period of 2.8 years.

Stock Option Plans

CSC's stock incentive plans provide for granting options to employees, officers, and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to five-year period from the date of grant. Certain options are granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

CSC's stock option activity is summarized below:

	Number of Options (in millions)	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2010	60	$ 16.41		
Granted	13	$ 13.07		
Exercised	(8)	$ 12.03		
Forfeited	(2)	$ 16.32		
Expired	(5)	$ 17.21		
Outstanding at December 31, 2011	58	$ 16.20	6.30	$ 4
Vested and expected to vest at December 31, 2011	54	$ 16.31	6.15	$ 4
Vested and exercisable at December 31, 2011	31	$ 17.53	4.24	$ 3

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on stock options granted and exercised during 2011 is presented below:

Weighted-average fair value of options granted per share	$ 4.16
Cash received from options exercised (in millions)	$ 96
Tax benefit realized on options exercised (in millions)	$ 7
Aggregate intrinsic value of options exercised (in millions)	$ 38

Management uses a binomial option pricing model to estimate the fair value of options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term equal to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate the probability of future option exercises. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model presented below. The assumptions used to value CSC's options granted during 2011 and their expected lives were as follows:

Weighted-average expected dividend yield	.85%
Weighted-average expected volatility	36%
Weighted-average risk-free interest rate	2.1%
Expected life (in years)	0.0 – 6.3

Restricted Stock Plans

CSC's stock incentive plans provide for granting restricted stock awards and restricted stock units to employees, officers, and directors. Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period.

Restricted stock awards and units are restricted from transfer or sale and generally vest annually over a three- to five-year period, but some vest based upon CSC achieving certain financial or other measures. The fair value of restricted stock awards and units is based on the market price of CSC's stock on the date of grant. The grant date fair value is amortized to compensation expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock awards and units that vested during 2011 was $24 million.

CSC's restricted stock awards and units activity is summarized below:

	Restricted Stock Awards		Restricted Stock Units	
	Number of Shares (in millions)	Weighted-Average Grant Date Fair Value per Share	Number of Units (in millions)	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2010	1	$ 20.49	4	$ 16.04
Granted	-	$ -	5	$ 11.94
Vested	(1)	$ 20.69	(1)	$ 16.28
Forfeited	-	$ -	-	$ -
Outstanding at December 31, 2011	-	$ -	8	$ 13.23

18. Regulatory Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (The Uniform Net Capital Rule). The Company computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement of $250, which is based on the type of business conducted by the Company. Under alternative method, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent company or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company is also subject to the CFTC Regulation 1.17 ("Reg. 1.17") under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as a futures commission merchant, is required to maintain minimum net capital equal to the greater of its net capital requirement under Reg. 1.17 ($1,000), or the sum of 8% of the total risk margin requirements for all positions carried in client accounts and 8% of the total risk margin requirements for all positions carried in non-client accounts, as defined in Reg. 1.17.

At December 31, 2011, the Company's net capital was $78,057 (29% of aggregate debit balances), which was $72,648 in excess of its minimum required net capital and $64,535 in excess of 5% of aggregate debit balances.

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. In addition, additional amounts are segregated in accordance with the regulations of the CFTC governing futures commission merchants. In accordance with Rule 15c3-3, the Company had $840,338 of its cash segregated for the exclusive benefit of clients at December 31, 2011. In addition, the Company had $3,391 segregated relating to its proprietary accounts of introducing broker dealers, $93,143 segregated relating to client's commodity futures accounts, and $3,129 segregated related to foreign futures and foreign options customers pursuant to CFTC Regulation 30.7 as of December 31, 2011.

(In thousands, except per share amounts or as noted)

The Company intends to pay dividends during 2012 to its Parent subject to regulatory requirements and approvals.

19. Related-Party Transactions

The Company provides securities and futures clearing and execution services to its affiliates. In addition, the Company provided certain support services to its affiliates, including the use of personnel, facilities, and equipment.

In conjunction with transactions with its affiliates, the following related-party amounts were included in the statement of financial condition at December 31, 2011:

	Receivables from Affiliates
Payments made on behalf of affiliates	$ 1,222
	Payables to Affiliates
Commissions collected on behalf of affiliates	$ 1,580

At December 31, 2011, the Company had a receivable of $7,252 due from the Parent for various advances that the Company made to the Parent.

20. Subsequent Event

Subsequent to December 31, 2011, the Company paid dividends of $7,000 to its Parent.

* * * * * *

Deloitte.

Deloitte & Touche LLP
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February 28, 2012

optionsXpress, Inc.

In planning and performing our audit of the financial statements of optionsXpress, Inc. a (the "Company"), a wholly owned subsidiary of optionsXpress Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation, as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we concluded the following deficiency in internal control or control activities for safeguarding securities was a material weakness, as defined above. The deficiency identified related to the supervision of certain processes described in the second paragraph of this report which were relevant in ensuring compliance with the objectives of Rule 17a-5(g). In addition, the Company was not in compliance with the reserve requirements of Rule 15c3-3 for the period from January 2011 through May 2011. This matter was considered in determining the nature, the timing, and the extent of the procedures performed in connection with our audit of the financial statements of the Company for the year ended December 31, 2011. The Company is in the process of remediating the material weakness by implementing enhancements to the supervision of the regulatory compliance function and further evaluating the design and implementation of controls relating to regulatory operations and reporting.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's and CFTC's objectives, other than as discussed above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,


Deloitte & Touche LLP